Exhibit 4.1

KNIGHT-RIDDER, INC.,

THE BANK OF NEW YORK TRUST COMPANY, N.A.

and

JPMORGAN CHASE BANK, N.A.

(formerly known as The Chase Manhattan Bank)

Third Supplemental Indenture

Dated as of August 16, 2005

Supplement to Indenture of Knight-Ridder, Inc.

dated as of November 4, 1997

THIS THIRD SUPPLEMENTAL INDENTURE, dated as of August 16, 2005 (the “Third Supplemental Indenture”), to an Indenture dated as of November 4, 1997, between Knight-Ridder, Inc. (the “Company”), a Florida corporation, and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank, the “Original Trustee”), a national banking association, and The Bank of New York Trust Company, N.A. (the “Series Trustee”), a national banking association.

RECITALS

WHEREAS, the Company and the Original Trustee entered into an Indenture, dated as of November 4, 1997 (as supplemented by the First Supplemental Indenture, dated as of June 1, 2001, among the Company, the Original Trustee and The Bank of New York, as series trustee thereunder, and by the Second Supplemental Indenture, dated as of November 1, 2004, among the Company, the Original Trustee and The Bank of New York Trust Company, N.A., as series trustee thereunder, the “Indenture”); and

WHEREAS, Section 901 of the Indenture provides that the Indenture may be amended without the consent of any Holder (i) to evidence and provide for the acceptance of appointment hereunder by a Series Trustee or a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 611 or 615 of the Indenture, as applicable or (ii) to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect; and

WHEREAS, the Company has requested that the Original Trustee enter into this Third Supplemental Indenture for the purpose of appointing the Series Trustee with all the rights, powers, trusts and duties of the Original Trustee with respect to, and only with respect to, the Company’s 5.750% Notes due 2017 (expected to be issued on or about the date hereof) (the “Series 2005-A Securities”) and for the purpose of amending the Indenture pursuant to Section 901 and Section 615 thereof to permit such appointment; and

WHEREAS, the Company has determined that this Third Supplemental Indenture is authorized or permitted by Section 901 and Section 615 of the Indenture and has delivered to the Original Trustee and the Series Trustee an Opinion of Counsel to that effect and an Opinion of Counsel and an Officers’ Certificate pursuant to Section 102 of the Indenture to the effect that all conditions precedent provided for in the Indenture to the Original Trustee’s and the Series Trustee’s execution and delivery of this Third Supplemental Indenture have been complied with.

NOW, THEREFORE, the Company, the Original Trustee and the Series Trustee agree as follows:

ARTICLE ONE

APPOINTMENT OF AND ACCEPTANCE BY SERIES TRUSTEE

Section 1.01. Pursuant to Section 301(21) of the Indenture, the Company hereby appoints the Series Trustee as Trustee under the Indenture with respect to, and only with respect to, the Series 2005-A Securities. Pursuant to Section 615 of the Indenture, the Company vests all the rights, powers, trusts and duties of the Trustee under the Indenture in the Series Trustee with respect to the Series 2005-A Securities and there shall continue to be vested in the Original Trustee all of its rights, powers, trusts and duties as Trustee under the Indenture with respect to all of the series of Securities as to which it has served and continues to serve as Trustee under the Indenture.

Section 1.02. The Series Trustee hereby represents that it is qualified and eligible under the provisions of Section 609 of the Indenture and the provisions of the Trust Indenture Act, to accept its appointment as Trustee with respect to the Series 2005-A Securities under the Indenture and hereby accepts the appointment as such Trustee. The parties hereto agree that the Series Trustee’s execution and delivery of this Third Supplemental Indenture to the other parties hereto constitutes an instrument accepting such appointment within the meaning of Section 615 of the Indenture.

ARTICLE TWO

MISCELLANEOUS PROVISIONS

Section 2.01. This Third Supplemental Indenture shall become effective upon its execution and delivery.

Section 2.02. The Third Supplemental Indenture is an indenture supplemental to the Indenture. The Indenture, as supplemented and amended by this Third Supplemental Indenture, is in all respects ratified and confirmed. The Indenture, as so supplemented and amended, is to be read and construed as a single instrument.

Section 2.03. All of the covenants, promises, stipulations and agreements of the Company contained in the Indenture, as supplemented and amended by this Third Supplemental Indenture, shall bind the Company and its successors and assigns and shall inure to the benefit of the Original Trustee and the Series Trustee and their respective successors and assigns.

Section 2.04. The Company shall, at its own cost and expense, execute and deliver any documents or agreements, and take any other actions, which the Original Trustee or the Series Trustee or their respective counsel may from time to time request in order to assure the Original Trustee or the Series Trustee of the benefits of the rights granted to the Original Trustee or the

Series Trustee under the Indenture, as supplemented and amended by this Third Supplemental Indenture.

Section 2.05. This Third Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any principles of conflicts of law which would apply the laws of another jurisdiction.

Section 2.06. This Third Supplemental Indenture may be executed in any number of counterparts, each of which counterparts shall for all purposes be deemed to be an original, but all of which counterparts together shall constitute one and the same instrument.

Section 2.07. The recitals in this Third Supplemental Indenture are made by the Company and not by the Original Trustee or the Series Trustee and neither the Original Trustee nor the Series Trustee shall be responsible for the validity or sufficiency hereof with respect to the other parties hereto, except that the Series Trustee shall be responsible for the representation it makes under Section 1.02 hereof.

Section 2.08. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Indenture.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the date first above written.

KNIGHT-RIDDER, INC., the Company

By:	/s/ Gordon Yamate
Name:	Gordon Yamate
Title:	Vice President and General Counsel

JPMORGAN CHASE BANK, N.A., Original Trustee

By:	/s/ Francine Springer
Name:	Francine Springer
Title:	Vice President

THE BANK OF NEW YORK TRUST COMPANY, N.A., Series Trustee

By:	/s/ Sandee’ Parks
Name:	Sandee’ Parks
Title:	Vice President